Filed by Preview Travel, Inc.
            Pursuant to Rule 425 under the Securities Act of 1933
                   Subject Company:  Preview Travel, Inc.
                      Commission Filed No. 000-23177


                PREVIEW TRAVEL REPORTS 1000 PERCENT INCREASE
                              IN CRUISE BOOKINGS
         Great Cruise Values and Enhanced Offerings Result in Stellar
                             Year-Over-Year Growth



SAN FRANCISCO, CA - March 3, 2000 - Preview Travel, Inc. (NASDAQ: PTVL) announced today that cruise bookings increased by more than one thousand percent from January 1999 - January 2000. Preview Travel began selling cruises in July of 1998. The growth in the company's sales and revenue from cruise bookings was a direct result of strong supplier relationships, a dramatic increase of cruise departures offered online, aggressive value-oriented pricing, and effectively promoting special offers to its large customer base.

Cruise bookings on Preview Travel in January and February 2000 have already surpassed total cruise bookings for all of 1999. Preview Travel offers cruises from leading suppliers including Norwegian Cruise Line, Royal Caribbean International, Carnival Cruise Lines, Celebrity Cruises, Disney Cruise Line, Holland America Line, Renaissance Cruises and Windstar Cruises.

"Preview Travel is setting the Internet standard with our cruise offerings and our suppliers are truly excited about the results. Most importantly, consumers have embraced our service as the place to shop for and buy cruises online," said Chris Clouser, president and CEO of Preview Travel.

"Preview Travel has demonstrated dramatic increases in their cruise volume and are clearly capitalizing on the rapidly growing market of Internet travel purchasers," said Andrew Stewart, senior vice president of sales and marketing, Norwegian Cruise Line. "They are also taking a leading role in growing the market with their ability to attract the first-time cruiser and effectively and efficiently communicate with a very large number of consumers."

In the fall of 1999, Preview Travel enhanced its cruise offerings by increasing the number of cruise departures that are bookable online to more than 3,200, covering more than 200 itineraries on over 80 ships from leading suppliers, with thousands of additional itineraries and departures available through its customer service agents. The company also launched a host of new features making it easier to shop for and purchase cruises online. This includes a Cruise Finder feature, which allows consumers to search for cruises by key criteria such as destination, date of departure, length of cruise, cruise supplier, price range and cruise departure city. Search results enable side-by-side comparison between different itineraries from different suppliers, an online feature unique to Preview Travel.

About Preview Travel

Preview Travel, Inc. (NASDAQ: PTVL) is a leading provider of online travel services for leisure and small-business travelers. It offers one-stop shopping for airline tickets, vacation packages, car rentals, hotels and cruises, as well as integrated access to travel information, merchandise, news and world-class customer service. Preview Travel's trained travel agents provide customer service 24 hours a day, seven days a week via a toll-free number and email. Preview Travel has a growing community of more than 10 million registered members and 1 million customers.

The company operates its own award-winning Web site at www.previewtravel.com and is the primary travel service on America Online at AOL keyword: previewtravel. In addition, Preview Travel provides the primary travel services on AOL.com, Excite, Lycos, Snap and USA Today.

On October 4, 1999, Preview Travel announced plans to merge with
Travelocity.com. The merger is subject to shareholder approval and is expected to close on or about March 7, 2000. Additional information on the proposed merger can be found in the company's proxy statement publicly filed with the Securities and Exchange Commission.

                                      ###

Investors are urged to read the proxy statement/prospectus included in the Travelocity.com Registration Statement on Form S-4 (Reg. No. 333-95757), filed with the Securities and Exchange Commission (SEC) in connection with the proposed merger because it contains information. The proxy statement/prospectus is available free of charge on the SEC's Web site (www.sec.gov), from Travelocity.com's Corporate Secretary, and from Preview Travel's Office of Investor Relations. In addition, the identity of the people who, under SEC rules, may be considered participants in the solicitation of Preview Travel, Inc. stockholders in connection with the proposed merger, and a description of their interests, is available in the proxy statement/prospectus.

Media Contact:
Scott Radcliffe
Preview Travel, Inc.
415-430-1370
sradcliffe@previewtravel.com


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